Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2004	2003	2002
Net earnings	$81.7	$78.7	$106.0
Add (deduct):
Income taxes	38.7	38.0	58.0
Minority interest in earnings
of consolidated subsidiaries	2.0	3.1	3.4
Cumulative effect of a change in
accounting principle, net of tax	--	--	(2.8)

Net earnings as defined	122.4	119.8	164.6
Fixed charges:
Interest on debt	23.0	24.4	28.7
Interest element of rentals	1.8	6.9	5.2

Total fixed charges	24.8	31.3	33.9

Total adjusted earnings available
for payment of fixed charges	$147.2	$151.1	$198.5

Ratio of earnings to fixed charges	5.9	4.8	5.9

For purpose of computing this ratio, "Net earnings" consist of (a) income from continuing operations before income taxes and adjusted for minority interest, and (b) "Fixed Charges," consists of interest on debt and the estimated interest portion of rents.